

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2013

Via E-Mail
Peter Harrington
President and Chief Executive Officer
EVERTEC, Inc.
Cupey Center Building
Road 16, Kilometer 1.3
San Juan, Puerto Rico 00926

> **Re:** **EVERTEC, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 6, 2013**
> **File No. 333-186487**

Dear Mr. Harrington:

We have reviewed your revised registration statement and have the following comments. References to prior comments are to those in our letter dated January 25, 2013.

General

1.   Please update your financial statements through December 31, 2012. Refer to Rule 3-12 of Regulation S-X.

Our Business, page 7

2.   Please revise to describe how your segments are supported by your technology processing platform, proprietary network and direct sales force.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the nine months ended September 30, 2012 to September 30, 2011

Income tax expense (benefit), page 49

3.   We have reviewed your expanded disclosure in response to prior comment 11. In consideration that the effect of income subject to tax-exemption grant is one of the largest reconciling items for the nine months ended September 30, 2012, as noted in your table on page F-16, it is unclear why you have omitted this item from your discussion. Also, your discussion indicates that for the nine months ended September 30, 2012, your

income tax expense was impacted by a change in estimates of $0.3 million. Your table on page F-16 shows this amount as zero for the respective period. Please advise. Further, each of the respective periods in your table on page F-16 does not appear to foot. Please advise or revise accordingly.

Critical Accounting Estimates

Revenue and expense recognition, page 59

4. Your revised disclosure in response to prior comments 13 and 14 indicates that the majority of your revenues are comprised of transaction-based fees. Please clarify this statement and tell us whether your business solution revenues also include transaction fees. We note that you disclose that your Business Solution segment represented 54% of your revenue (see your page 47). In this regard, we note in your statements of income on pages F-3 and F-24 that over half of your revenue is generated in your Business Solutions segment for the nine months ended September 30, 2012 and the year ended December 31, 2011.

5. It is unclear to us how you have addressed prior comment 13. Clarify whether you bifurcate the arrangement fee to any of the elements within your multiple element arrangement. In this regard, clarify whether all elements are delivered or recognized as revenue at the same time. Indicate whether any of your arrangements include an undelivered element. Revise your disclosures accordingly.

6. We note your response to prior comment 14. Please tell us how you considered the guidance in FASB ASC 605-25-25-3.

7. Please revise your revenue recognition policy footnote on page F-29 to include some of the revisions you made to your critical accounting policy disclosure. Further, ensure that your footnote properly identifies significant judgments applied in your policy including identifying deliverables, allocation basis, and timing of recognition. We refer you to SAB Topic 13 (B). Also, disclose whether all of your arrangements are within the scope of 605-25-15 including your judgment and conclusions of ASC 985-605-15-4(e) and 15-4A.

Executive Compensation, page 79

8. Please revise to include the disclosure required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2012.

Form of legal opinion

9.   Please provide us with support and analysis for counsel's belief that the assumptions contained in the third paragraph of the form of legal opinion are necessary and appropriate. Refer to Section II.B.3(a) of Staff Legal Bulletin No. 19.

Forms of tax opinions

10.   The exhibit short-form opinions must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3456 with any other questions. If you thereafter have questions, you may contact the Assistant Director Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc (by e-mail):   Rosa A. Testani, Esq.
Akin Gump Strauss Hauer & Feld LLP